05042166

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14108

SEC MAIL RECEIVED PROCESSING FEB 2 5 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square

(No. and Street)

NY, NY 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Pepe (212) 598-8445

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Ave. NY, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 1 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank L. Pepe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President & Controller

Title

Notary Public

BRIAN J. RAVITZ
Notary Public, State of New York
No. 31-4761769
Qualified in New York County
Commission Expires December 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditor's report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Statement of Cash Flows

Guardian Investor Services LLC
(An indirect wholly owned subsidiary of
Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	2,494,610
Cash segregated under federal regulations		10,000
Securities sold under agreement to repurchase		13,652,275
Investments, at market value		13,918,801
Receivable from affiliates		3,604,616
Deferred distribution costs, net of accumulated amortization of $17,522,772		332,473
Capitalized software costs, net of accumulated amortization of $1,678,770		93,064
Other receivable		509,898
Other assets		112,441
Total Assets	$	34,728,178
Liabilities and Member's Equity		
Due to The Guardian Life Insurance Company of America	$	5,683,392
Income taxes payable		4,964,743
Commissions payable		1,351,334
Other payables and accrued expenses		948,119
Deferred taxes		132,095
Total Liabilities		13,079,683
Member's Equity		1,700,000
Undistributed Income		19,948,495
Total Member's Equity		21,648,495
Total Liabilities and Member's Equity	$	34,728,178

The accompanying notes are an integral part of these financial statements.